UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Res-Care, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
760943100
(CUSIP Number)
Joel I Greenberg, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 14, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of       securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	760943100	SCHEDULE 13D	Page	2	of	15 Pages

1	NAMES OF REPORTING PERSONS: Onex Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

PN

CUSIP No.	760943100	SCHEDULE 13D	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS: Onex Partners GP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

PN

CUSIP No.	760943100	SCHEDULE 13D	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSONS: Onex Partners GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

CO

CUSIP No.	760943100	SCHEDULE 13D	Page	5	of	15 Pages

1	NAMES OF REPORTING PERSONS: Onex American Holdings II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	760943100	SCHEDULE 13D	Page	6	of	15 Pages

1	NAMES OF REPORTING PERSONS: Onex US Principals LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

PN

CUSIP No.	760943100	SCHEDULE 13D	Page	7	of	15 Pages

1	NAMES OF REPORTING PERSONS: Onex American Holdings GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	760943100	SCHEDULE 13D	Page	8	of	15 Pages

1	NAMES OF REPORTING PERSONS: ResCare Executive Investco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

OO

CUSIP No.	760943100	SCHEDULE 13D	Page	9	of	15 Pages

1	NAMES OF REPORTING PERSONS: Onex Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

CO

CUSIP No.	760943100	SCHEDULE 13D	Page	10	of	15 Pages

1	NAMES OF REPORTING PERSONS: Onex Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

CO

CUSIP No.	760943100	SCHEDULE 13D	Page	11	of	15 Pages

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		- 0 -

	8	SHARED VOTING POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

	9	SOLE DISPOSITIVE POWER

- 0 -

	10	SHARED DISPOSITIVE POWER

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,418,210 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	TYPE OF REPORTING PERSON *

IN

*	Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Res-Care, Inc. beneficially owned by Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex American Holdings II LLC, Onex US Principals LP, Onex American Holdings GP LLC, ResCare Executive Investco LLC and Onex Corporation.

     This Amendment No. 2 is being filed to update certain information in Items 3, 4 and 7 of the original Schedule 13D, as amended (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment No. 2. Except as amended hereby, the Schedule 13D remains in full force and effect.
     Item 3. Source and Amount of Funds or Other Consideration.
     The disclosure in Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:
     The funds required for the proposed acquisition of Shares disclosed in Item 4 are anticipated to be provided by a combination of existing funds held by the Reporting Persons, committed capital contributions to private equity funds included in or managed by the Reporting Persons and, possibly, debt financing. The portion of the necessary funds to be provided by each such source has not yet been determined, but existing funds and committed capital contributions are sufficient to consummate the transaction without the need to obtain debt financing.
     Item 4. Purpose of the Transaction.
     The disclosure in Item 4 is hereby amended and restated as follows:
     On August 14, 2010, Onex Corporation, one of the Reporting Persons, delivered a letter to the board of directors of Res-Care, Inc. (the “Issuer”) proposing a transaction in which a newly formed affiliate of Onex Corporation (“Purchaser”) would acquire all of the issued and outstanding shares of common stock, no par value, of the Issuer (“Shares”) not owned by the Reporting Persons or their affiliates at a price of $12.60 per Share (the “Transaction”). The proposal is subject to the approval of the Issuer’s board of directors, participation in the investment by key members of the Issuer’s management, and the negotiation, execution and delivery of a mutually satisfactory definitive agreement providing for the Transaction and the satisfaction of the conditions to be set forth therein. The Reporting Persons intend that the definitive agreement would not be subject to a financing condition. A copy of the letter has been filed as Exhibit 2.1 to this Amendment No. 2 to the Schedule 13D.
     The Reporting Persons propose that Purchaser acquire all of the Shares not owned by the Reporting Persons or their affiliates and, as a result, would have the power to elect all of the members of the board of directors of, and thereby have the power to exercise control over, the Issuer. The Reporting Persons currently anticipate that upon consummation of the Transaction the Shares will be de-listed from The NASDAQ Global Select Market (“NASDAQ”), and that the registration of the Shares under the Securities Exchange Act of 1934 will be terminated.
     The Reporting Persons may engage in communications with one or more officers and/or members of the board of directors of the Issuer and/or other persons regarding the Transaction. During the course of any such communications, the Reporting Persons may propose, respond to and/or advocate one or more alternate courses of action or transactions, which potential transactions may include the Purchaser, the Reporting Persons and/or any of their respective affiliates as participants. However, there is no certainty that the Purchaser and the Issuer will enter into a definitive agreement regarding the Transaction or that any of the Reporting Persons will propose or engage in any such course of alternate action or transaction.
     Except as set forth above, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; or (h) any action similar to any of those enumerated above.

     Item 7. Material to be Filed as Exhibits.

1*	—	Joint Filing Agreement

2.1	—	Proposal Letter, dated August 14, 2010, from Onex Corporation to the board of directors of Res-Care, Inc.

2.2*	—	Preferred Stock Purchase Agreement, dated as of March 10, 2004, by and among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC

2.3*	—	First Amendment to Preferred Stock Purchase Agreement, dated as of May 20, 2004

3*	—	Articles of Amendment to the Articles of Incorporation of Res-Care, Inc., dated June 23, 2004

4*	—	Registration Rights Agreement among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC

5.1*	—	Stock Purchase Agreement, dated as of March 10, 2004, by and among Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP, ResCare Executive Investco LLC and the selling shareholders named therein *

5.2*	—	Shareholder Voting Agreement, dated as of June 23, 2004, between Ronald G. Geary and Onex Partners LP

5.3*	—	Proxy, dated June 23, 2004, from Ronald G. Geary to Robert M. Le Blanc on behalf of Onex Partners GP, Inc.

7*	—	Power of Attorney

*	Previously filed.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: August 16, 2010

ONEX PARTNERS LP
By:	ONEX PARTNERS GP LP, its General Partner

By:	ONEX PARTNERS MANAGER LP, its Agent

By:	ONEX PARTNERS MANAGER GP ULC.,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

ONEX PARTNERS GP LP
By:	ONEX PARTNERS GP INC., its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX PARTNERS GP INC.
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	President

ONEX AMERICAN HOLDINGS II LLC
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Managing Director

ONEX US PRINCIPALS LP
By:	ONEX AMERICAN HOLDINGS GP LLC,
its General Partner

By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

ONEX AMERICAN HOLDINGS GP LLC
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

RESCARE EXECUTIVE INVESTCO LLC
By:	/s/ Robert M. Le Blanc
	Name:	Robert M. Le Blanc
	Title:	Director

ONEX CAPITAL CORPORATION
By:	/s/ Andrea E. Daly
	Name:	Andrea E. Daly
	Title:	Secretary

ONEX CORPORATION
By:	/s/ Andrea E. Daly
	Name:	Andrea E. Daly
	Title:	Vice President

GERALD W. SCHWARTZ
By:	/s/ Donald W. Lewtas
	Name:	Donald W. Lewtas
	Title:	Authorized Signatory for Gerald W. Schwartz